Dominic Minore

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

ClearBridge Energy MLP Opportunity Fund Inc.

Registration Statement on Form N-14

File Nos. 333-226149 and 811-22546

September 13, 2018

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ClearBridge Energy MLP Opportunity Fund Inc. hereby requests acceleration of the effective date of the above captioned Registration Statement on Form N-14 so that it will be become effective by 10:00 a.m., Eastern Time, on Friday, September 14, 2018 or as soon thereafter as practicable.

CLEARBRIDGE ENERGY MLP OPPORTUNITY FUND INC.

/s/ George P. Hoyt
Name: George P. Hoyt
Title: Assistant Secretary